[UBS Securities LLC Letterhead]

August 13, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Re:	DNP Select Income Fund Inc. (the “Fund”)
Registration Statement on Form N-2
(File Nos. 333-180183 and 811-04915)

Ladies and Gentlemen:

The undersigned, on behalf of the Dealer Manager of the above-captioned issue, hereby joins the Fund in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective by 10:00 a.m., Eastern Time, on August 14, 2012, or as soon thereafter as practicable.

In connection with the foregoing, please be advised that no preliminary prospectus was prepared for use in the offering.

The undersigned is aware of its statutory responsibilities under the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, in connection with the offering to which the Registration Statement relates.

Very truly yours,

UBS SECURITIES LLC

By:       /s/ Todd Reit

Name: Todd Reit

Title:   Managing Director

By:       /s/ Daniel Zweben

Name: Daniel Zweben

Title:   Associate Director